

Chisos, LLC.

(The "Company") a Delaware Limited Liability Company
Financial Statements (unaudited)

Years ended December 31, 2020 & 2021

Statement of Financial Position

	Year Ended December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	309,782.77	$141,822.00
Investments	0.00	228,931.00
Due From Fund	0.00	21,026.00
Other Cash (Undeposited and Other funds	0.00	50,300.00
Total Current Assets	309,782.77	442,079.00
Investment in Chisos EOF	6,650.00	
Intangible Assets: Capitalized Software Costs	73,293.98	26,000.00
Total Non-Current Assets	79,943.98	26,000.00
TOTAL ASSETS	389,726.76	468,079.01
LIABILITIES AND EQUITY		
Liabilities		
Unfunded Commitment		45,000.00
Accounts Payable	4,514.83	3,392.33
Due to Will S.	1,677.05	
Total Current Liabilities	6,190.88	48,392.33
Long-term Liabilities		
Convertible Notes	1,108,901.86	550,000.00
Accrued Interest	61,110.00	15,931.00
Total Long-Term Liabilities	1,170,011.86	565,931.00
TOTAL LIABILITIES	1,176,202.74	614,323.33
EQUITY		
Member's Capital 1,677.05 and Other Contribution -2,290. (	(0.00)	(612.99)
Retained Earnings and Net income	(786,475.99)	(145,631.33)
Total Equity	(786,475.99)	(146,244.32)
TOTAL LIABILITIES AND EQUITY	389,726.75	468,079.01

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	6,044.05	300.00
Cost of Sales	-	-
Gross Profit	6,044.05	300.00
Operating Expenses		
Advertising and Marketing	(113,166.45).	(16,992.28)
General and Administrative	(38,015.93)	(5,447.98)
Payroll Expenses	(307,235.30)	(6.00)
Legal & Professional Services	(67,086.29)	(59,976.50)
Independent Contractor Expenses	(28,319.79)	(34,718.47)
Software and Web hosting	(47,885.95)	(3,883.27)
Total Operating Expenses	(601,709.71)	(121,018.50)
Total Other Income	0.00	0.00
Other Expense	0.00	0.00
Interest Expense	(45,179.00)	(15,931.00)
Total Expense	(646,888.71)	(136,949.50)
Net Income (loss)	(640,844.66)	(136,649.50)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(640,844.66)	(136,649.50)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable (Credit Cards)	1,121.50	2,552.93
Due from Fund	21,026.00	(21,026.00)
Due to Investor Will S	1,677.00	0.00
Unfunded Commitment.	(45,000.00)	45,000.00
Other	300.00	(300.00)
Total adjustments for Cash provided by operations:	(20,875.45)	26,226.93
Net Cash provided by (used in) Operating Activities	(661,720.11)	(110,422.57)
INVESTING ACTIVITIES		
Investments (Other:240,000,ISA:-11,069.38)	228,930.62	(228,930.62)
Software & Web Hosting	(47,293.98)	(26 000)
Investment in Chisos EOF	(6,650.00)	
Net Cash provided by (used in) Investing Activities	(254,930.62)	174,986.64
FINANCING ACTIVITIES		
Member Contributions Will S	(1,677.05)	1,677.05
Convertible Note Issuances	558,901.86	541,857.57
Convertible Note Accrued Interest	45,179.00	15,931.00
Contributions	2,290.04	(2,290.04)
Net cash provided by financing activities	604,693.85)	557,175.58
Opening Cash at the Beginning of Period	191,822.00	557,175.58
Cash at end of period	309,782.77	191,822.39

Chisos, LLC

Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Chisos, LLC (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on October 18, 2019 (Inception). The company plans to earn revenue via return on investments in startup companies.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets

and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

    a.   the customer simultaneously receives and consumes the benefits as the entity performs;
    b.   the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
    c.   the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The company owns no property and equipment as of December 31, 2020.

Intangible Assets

Intangible Assets consist of Capitalized Software Costs. As of December 31, 2021 and 2020, the Company had $73,293.98 and $26,000.00 in net intangible assets, respectively.

Investments

The investments on the balance sheet represent the company's investment via SAFES, income share agreements, and other instruments in startup companies and are stated at cost. The investment amounts have since been repurchased by a related party entity at cost. As such there are no impairment issues as of the date of these financials.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements.

Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The company incurred out of pocket legal and startup expenses for a related entity. As of December 31, 2021 and 2020, the balances of the advances from related parties were $0 and $21,026, respectively.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Convertible Notes - The company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes were 6% with a maturity of 36 months. The notes are convertible into shares of the company's equity securities at a 10% discount during a change of control or qualified financing event with a $10M valuation cap.

NOTE 6 – EQUITY

The company is a multi-member managed LLC. Profits and losses are allocated to each member in proportion to their prorata capital account balance.

NOTE 7 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has limited operating history and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 8 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.